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                              August 3, 2022

       David Hsu
       Chief Executive Officer
       SolarMax Technology, Inc.
       3080 12th Street
       Riverside, California 92507

                                                        Re: SolarMax
Technology, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 19, 2022
                                                            File No. 333-266206

       Dear Mr. Hsu:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 9, 2022 letter.

       Registration Statement on Form S-1 filed July 19, 2022

       Permission required to obtain from Chinese authorities to operate and issuer securities to foreign investors, page 9

   1.                                                   We reissue comment 3.
Please disclose in this section how you determined that you are not required to obtain
any permissions or approvals from Chinese authorities to operate your business and to
offer the securities being registered to foreign investors. We note the supplemental response
that you are relying upon the opinion of counsel. Please identify counsel in the
disclosure in this section and elsewhere and file their consent as an exhibit.
 David Hsu
FirstName  LastNameDavid
SolarMax Technology,  Inc. Hsu
Comapany
August     NameSolarMax Technology, Inc.
       3, 2022
August
Page 2 3, 2022 Page 2
FirstName LastName
Risk Factors, page 16

2. Please expand upon your risk factor on page 38 discussing inflation and supply chain issues to clearly discuss the extent to which your US operations have been affected by inflation and supply chain issues to date. Please also revise to update regarding inflation and supply chain issues to date in 2022.
Enforceability of Civil Liabilities, page 63

3. Please revise the disclosure in this section and in the risk factor on page 48 to discuss the cost and time constraints associated with enforcing liabilities and judgments in China.
Use of Proceeds, page 63

4. We reissue comment 4. We note your statement that you believe you can pay your debt obligations from funds generated from operations. We note the going concern and the negative cash flow from operations to date. Therefore it is unclear how you believe you can pay your debt obligations from funds generated from operations. In addition, we note the supplemental response states that in the event that you do not have sufficient funds from operation to pay these obligations when due, a portion of the proceeds may be used for such purposes. Please revise this section to clearly disclose that the proceeds may be used for the payment of short term debt. Please clarify the amount allocated to the repayment of debt and to the extent the proceeds may not be sufficient to repay all the debt, please clearly disclose the amount allocated to each debt, for instance the partnership loans. For each debt to be discharged, please set forth the interest rate and maturity of such indebtedness. See Instruction 4 to Item 504 of Regulation S-K.
5. We also note that the proceeds to be used for working capital purposes may be used to pay executive compensation. Please disclose the amount that may be used to pay executive compensation.
Dilution, page 65

6. Please tell us and further expand your disclosures to describe how you have arrived at the historical negative net tangible book value of $18.2 million and the pro forma net tangible book value of $12.7 million as of March 31, 2022.
Management's Discussion and Analysis, page 66

7. We note the disclosure on page 72 that your business is subject to inflation and supply chain issues. Please expand your disclosure to clarify the impact inflation and supply chain issues have had upon your business and identify the principal factors contributing to the inflationary pressures and supply chain issues the company has experienced. Please also specify whether these factors are known trends, events, and uncertainties that have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. Identify
 David Hsu
FirstName  LastNameDavid
SolarMax Technology,  Inc. Hsu
Comapany
August     NameSolarMax Technology, Inc.
       3, 2022
August
Page 3 3, 2022 Page 3
FirstName LastName
         actions taken or planned, if any, to mitigate the impact of these factors. Finally, please discuss whether these factors materially affect your outlook or business goals.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Agreements with SPIC, page 69

8. You indicate that you have approximately $4.2 million in receivables from SPIC and project companies as of March 31, 2022 and December 31, 2021. We further note you have not recognized any revenue from your China operations in the three months ended
         March 31, 2022 and the Hehua project, the most recently completed project in China, was
         100% complete by June 30, 2021 as previously disclosed. Please address the following:
             Please tell us and revise your filing to disclose the material terms of such receivable
             (e.g. maturity date, extensions granted).
             Please tell us the facts and circumstances that led the Company to conclude that the balance was still considered collectible.
             To the extent the Company is aware of any negative trends that may be impacting its ability to collect its SPIC receivables, please revise your filing to disclose such trends in your MD&A. We remind you that your disclosures in your MD&A should provide quantified material trends and known material uncertainties when available so that investors can understand the business through the eyes of management. See Item 303 of Regulation S-K. See also Section 501 of the Financial Reporting Codification.
Business, page 98

9. We note your response to comment 7. Please revise the disclosure on page 102 to clarify the contingent liability relating to the debt settlement agreement. Notes to Consolidated Financial Statements
2. Basis of Presentation and Summary of Significant Accounting Policies Contract Balances, page F-58

10.      We note your disclosure that contract assets primarily relate to the
Company   s rights to
         consideration for work completed but not billed at the reporting date, primarily for the solar energy system sales in the United States and that the contract assets are transferred to receivables when the rights become unconditional. We further note that the Company carried approximately $5 million and $5.1 million in unbilled receivables on completed contracts as of March 31, 2022 and December 31, 2021 respectively. Please tell us and revise your filing to further explain the nature of such unbilled receivables and tell us why such unbilled receivables are different from your contract assets. Exhibits

11.      We note that the consent of Allbright Law Offices, filed as part of
Exhibit 5.2 only
         consents to being named in the Experts section. Please revise to consent to the quotation or summarization elsewhere in the registration statement.
 David Hsu
SolarMax Technology, Inc.
August 3, 2022
Page 4
12. Please revise the filing fee table filed as Exhibit 107 to include the underwriter warrants, including the overallotment.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Ameen Hamady at 202-551-3891 or Jennifer Monick at 202-551-3295
if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Pam Howell at 202-551-
3357with any other questions.



                                                             Sincerely,
FirstName LastNameDavid Hsu
                                                             Division of
Corporation Finance
Comapany NameSolarMax Technology, Inc.
                                                             Office of Real
Estate & Construction
August 3, 2022 Page 4
cc:       Asher Levitsky
FirstName LastName